DISTRIBUTION AND SERVICING PLAN

Guggenheim Funds Trust

WHEREAS, Guggenheim Funds Trust (the “Trust”) engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, shares of beneficial interest of the Trust are currently divided into multiple series; and

WHEREAS, Guggenheim Funds Distributors, LLC (the “Distributor”) serves as the distributor of the exchange-traded fund series of the Trust (each, a “Fund” and collectively, the “Funds”) pursuant to a Distribution Agreement dated February 26, 2026, as amended from time to time, between the Distributor and the Trust.

NOW, THEREFORE, the Trust hereby adopts with respect to each Fund, and the Distributor hereby agrees to, the terms of this Distribution and Servicing Plan (the “Plan”), in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions:

1.  The Trust may pay to the Distributor or others a fee for providing or procuring distribution and/or servicing of the shares at the rate of up to 0.25% on an annualized basis of the average daily net assets of the Funds, provided that, at any time such payment is made, whether or not this Plan continues in effect, the making thereof will not exceed any applicable restriction imposed by rules of the Financial Industry Regulatory Authority (“FINRA”). Such fee shall be calculated and accrued daily and paid on the first business day of each calendar month for the preceding month or at such other intervals as the Board of Trustees of the Trust shall determine.

2.  The amount set forth in paragraph 1 of this Plan shall be paid in connection with any activities or expenses, whether conducted or incurred by the Distributor or a third party, primarily intended to result in the sale and/or servicing of the Funds, including, but not limited to, payment of compensation, including incentive compensation, to securities dealers and other financial institutions and organizations (collectively, the “Service Providers”) to obtain various distribution related and/or administrative services for the investors in the Funds. These services may include, but are not limited to, the following functions: printing and delivering prospectuses, statements of additional information, shareholder reports, proxy statements and marketing materials related to the Funds to prospective and existing investors; providing educational materials regarding the Funds; providing facilities to answer questions from prospective and/or existing investors about the Funds; receiving and answering correspondence; complying with federal and state securities laws pertaining to the sale of the Funds; assisting investors in completing application forms and selecting dividend and other account options and any other activities for which “service fees” may be paid under FINRA Rule 2341. The Distributor is also authorized to engage directly in any activities relating to the purposes of this Plan. Payments under the Plan are not tied exclusively to actual distribution and service expenses, and the payments may exceed distribution and service expenses actually incurred. The Distributor may retain some or all fees payable under the Plan in certain circumstances, including when there is no Service Provider of record or when qualification standards have not been met by the Service Provider of record.

3.  This Plan shall not take effect until it, together with any related agreements, has been approved in accordance with Rule 12b-1 under the 1940 Act as follows:

With respect to new Funds of the Trust, prior to the issuance of shares to shareholders, by votes of a majority of both (a) the Trustees of the Trust and (b) those Trustees of the Trust who are not “interested persons” of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-1 Trustees”), cast at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

4.  After approval as set forth in paragraph 3, this Plan shall take effect with respect to a Fund as of the date set forth in Exhibit A. The Plan shall continue in full force and effect as to each Fund for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.

5.  The Distributor shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

6.  This Plan may be terminated as to any Fund at any time, without payment of any penalty, (a) by vote of a majority of the Rule 12b-1 Trustees or (b) by a vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund.

7.  This Plan may not be amended to increase materially the amount of the fee provided for in paragraph 1 hereof for any Fund unless such amendment is approved by a vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of that Fund and no material amendment to the Plan shall be made unless approved in the manner provided for approval and annual renewal in paragraph 3 hereof.

8.  While this Plan is in effect, the selection and nomination of Trustees who are not “interested persons” (as defined in the 1940 Act) of the Trust shall be committed to the discretion of the Trustees who are not such interested persons.

9.  The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

IN WITNESS WHEREOF, the Trust, on behalf of each Fund, and the Distributor have executed this Plan as of the 26th day of February, 2026.

GUGGENHEIM FUNDS TRUST

By: /s/ Brian E. Binder

Name: Brian E. Binder

Title: President and Chief Executive Officer

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

By: /s/ Amy J. Lee

Name: Amy J. Lee

Title: General Counsel and Secretary

EXHIBIT A

TO THE

DISTRIBUTION AND SERVICING PLAN

Guggenheim Funds Trust

Name of Fund	Effective Date of the Plan

Guggenheim Investment Grade CLO ETF	March 29, 2026
Guggenheim Securitized Income ETF	March 29, 2026
Guggenheim Ultra Short Income ETF	March 29, 2026

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